UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported): July 25, 2025

Regional Health Properties, Inc.

(Exact Name of Registrant as Specified in its Charter)

Georgia	001-33135	81-5166048
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1050 Crown Pointe Parkway

Suite 720

Atlanta, Georgia 30338

(Address of Principal Executive Offices, and Zip Code)

(678) 869-5116

(Registrant’s telephone number, including area code)

Not applicable.

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, no par value	RHEP(1)	N/A(1)
Series A Redeemable Preferred Shares, no par value	RHEPA(1)	N/A(1)

(1) On June 11, 2025, NYSE American LLC (“NYSE American”) filed a Form 25 with the U.S. Securities and Exchange Commission to delist Regional Health Properties, Inc.’s (“Regional”) common stock, no par value (the “Common Stock”), and Regional’s Series A Redeemable Preferred Shares, no par value (the “Series A Preferred Stock”), from NYSE American. The Common Stock and the Series A Preferred Stock trade on the OTCQB under the symbols “RHEP” and “RHEPA,” respectively.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events

In a Current Report on Form 8-K filed by Regional Health Properties, Inc., a Georgia corporation (“Regional”), on July 18, 2025, Regional reported, among other things:

“Following up on prior unsolicited expressions of interest from a third party (“Party B”) for a proposed transaction, on June 23, 2025, Regional received an unsolicited acquisition proposal (the “Second Unsolicited Proposal” and, together with the First Unsolicited Proposal, the “Unsolicited Proposals”) from Party B to enter a tender offer to Regional’s shareholders to purchase up to one hundred percent of Regional’s common stock at a price of $4.25 per share. Pursuant to the terms of the Merger Agreement, Regional promptly notified SunLink of the Second Unsolicited Proposal. On June 23, 2025 and June 24, 2025, Regional’s Chief Executive Officer discussed the Second Unsolicited Proposal with Party B.

At a meeting of the Regional Board on July 10, 2025, the Regional Board, in consultation with its outside legal counsel, carefully reviewed the Second Unsolicited Proposal and determined that it did not represent a Superior Regional Proposal. The Series B Director abstained from the determination as to the Second Unsolicited Proposal. Given the following deficiencies in the Second Unsolicited Proposal, Regional did not seek counsel from its financial advisor with respect to the Second Unsolicited Proposal. The Regional Board considered that the Second Unsolicited Proposal only included a purchase price and did not otherwise include information customarily included in a transaction proposal, such as information or evidence as to Party B’s access to financing to close the transaction. The Regional Board concluded that the Second Unsolicited Proposal was insufficiently complete to constitute a credible offer and further concluded that, in light of the foregoing considerations with respect to the Second Unsolicited Proposal and the status of the Merger at that time, including but not limited to the fact that each of Regional and SunLink had completed due diligence, executed the Merger Agreement and prepared the Registration Statement, there was a higher level of deal certainty with the Merger.”

Also on July 18, 2025, Black Pearl Equities, LLC (“Black Pearl”), which above is referred to as “Party B,” filed a Tender Offer Statement on Schedule TO (the “Schedule TO”) with the Securities & Exchange Commission (the “SEC”) containing a tender offer to purchase up to 1,118,877 shares of Regional common stock at a price per share of $4.25 (the “Third Unsolicited Offer”). The filing indicates that the tender offer will be in effect from August 1, 2025, until August 31, 2025, subject to possible further extension by Black Pearl. The Schedule TO indicates that the tender offer is subject to a number of conditions, some of which are beyond the control of Regional, including a 45% minimum tender requirement, a requirement that Regional waive certain ownership limitations in its governing documents, and a right for Black Pearl to cancel the tender offer “[i]n the event of . . . a proposed, announced, or consummated significant corporate structure change (including, without limitation, a merger or disposition of significant corporate assets) at any time on or after the date of this filing.” In particular, the tender offer does not provide any information regarding the funding of the tender offer, the funding of Regional if the tender offer is successful, strategic plans for Regional, plans with respect to the treatment of other Regional shareholders, and, in particular, plans with respect to the outstanding preferred shares of Regional. It was the belief of Regional senior management, upon receiving the Schedule TO, that the reason that Black Pearl proceeded with an offer for only 49.9% of the issued and outstanding shares of Regional common stock, rather than the initial 100% set forth in the Second Unsolicited Offer, is that Black Pearl realized that a purchase of 100% of the shares of Regional common stock would trigger a redemption of the outstanding preferred shares of Regional at a cost of approximately $30.4 million. This description is intended to provide only a brief summary of the Third Unsolicited Offer. For additional information, investors are urged to review the Schedule TO.

Following receipt of the Schedule TO, representatives of Regional sent a letter to Black Pearl’s principal, Abraham Schwartz, and asked for clarification about several aspects of the Schedule TO. Mr. Schwartz did address some of the questions—e.g., the source of funding—but did not provide substantive responses to some of Regional’s most significant concerns.

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At a meeting of the Regional board of directors (the “Regional Board”) held on July 25, 2025, the Regional Board, in consultation with its outside legal counsel, carefully reviewed the Third Unsolicited Offer and the clarifying information that had been provided and determined that, despite the offer’s price per share of $4.25, it did not represent a Superior Regional Proposal (as defined in that certain Amended and Restated Agreement and Plan of Merger, dated April 14, 2025 (as amended, the “Merger Agreement”), by and between Regional and SunLink Health Systems, Inc. (“SunLink”), pursuant to which SunLink would merge with and into Regional, with Regional surviving as the surviving corporation (the “Merger”)). The director serving on the Regional Board who was designated by the holders of Regional’s 12.5% Series B Cumulative Redeemable Preferred Shares abstained from the determination as to the Third Unsolicited Proposal. Given the deficiencies noted above, Regional did not seek formal counsel from its financial advisor with respect to the Third Unsolicited Offer. The Regional Board concluded that the Third Unsolicited Proposal was highly conditional and further concluded that, in light of the foregoing considerations with respect to the Third Unsolicited Proposal and the status of the Merger at that time, including but not limited to the fact that each of Regional and SunLink had completed due diligence, executed the Merger Agreement, scheduled a shareholder meeting for July 29, 2025, and distributed a proxy statement and begun proxy solicitation, there was a higher level of deal certainty with the Merger. Also of significant concern to the directors was the absence on the part of Black Pearl of an articulated plan for Regional and of assurances that the interests of the non-controlling shareholders—i.e., a 49% interest would provide Black Pearl with effective control—would be protected in the future.

The Regional Board continues to recommend to its common stock shareholders the approval of the Merger Agreement and the transactions contemplated thereby, including the Merger (the “Merger Proposal”), and the approval of the issuance of shares of Regional common stock and Regional Series D 8% Cumulative Convertible Redeemable Participating Preferred Shares, no par value per share (the “Share Issuance Proposal), for the reasons set forth in the section titled “Regional’s Reasons for the Merger; Recommendation of the Regional Board of Directors” set forth in Amendment No. 3 to Form S-4 filed by Regional on June 23, 2025. Regional and the Regional Board remain fully committed to completing the Merger on the terms set forth in the Merger Agreement.

Also on July 25, 2025, Regional issued a press release announcing that Institutional Shareholder Services Inc. recommended that Regional shareholders vote “FOR”: the Merger Proposal, the Share Issuance Proposal and a proposal to approve an adjournment of the Regional special meeting from time to time to solicit additional proxies in favor of the Merger Proposal or the Share Issuance Proposal if there are insufficient votes at the time of such adjournment to approve the Merger Proposal or the Share Issuance Proposal or if otherwise determined by the chairperson of the meeting to be necessary or appropriate. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

99.1	Press Release dated July 25, 2025
104	Cover page in Inline XBRL format

* * *

NO OFFER OR SOLICITATION

Communications in this Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

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ADDITIONAL INFORMATION

The proposed merger will be submitted to both the Regional and SunLink Health Systems, Inc., a Georgia corporation (“SunLink”), shareholders for their consideration. In connection with the proposed merger, Regional filed a Registration Statement on Form S-4 (File No. 333-286975) (the “Registration Statement”) with SEC that includes a joint proxy statement/prospectus for Regional and SunLink, which was sent to common stock shareholders of Regional and common stock shareholders of SunLink on or about June 30, 2025.

INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE CORRESPONDING JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, TOGETHER WITH ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, AS THEY WILL CONTAIN IMPORTANT INFORMATION.

IN ADDITION, INVESTORS ARE URGED TO READ THE TENDER OFFER STATEMENT ON SCHEDULE TO FILED WITH THE SEC ON JULY 18, 2025 REGARDING A PROPOSED TENDER OFFER, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, TOGETHER WITH ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, AS THEY WILL CONTAIN IMPORTANT INFORMATION.

You are able to obtain a copy of the joint proxy statement/prospectus, as well as other filings containing information about Regional and SunLink, without charge, at the SEC’s website (http://www.sec.gov) or by accessing Regional’s website (http://www.regionalhealthproperties.com) under the tab “Investor Relations” or by accessing SunLink’s website (http://www.sunlinkhealth.com) under the tab “Investors.” Copies of the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Investor Relations, Regional Health Properties, Inc., 1050 Crown Pointe Parkway, Suite 720, Atlanta, Georgia, 30338, telephone 678-869-5116 or to Investor Relations, SunLink Health Systems, Inc., 900 Circle 75 Parkway, Suite 690, Atlanta, Georgia, 30339, telephone 770-933-7004.

Regional and SunLink and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Regional and SunLink in connection with the proposed merger. Information about the directors and executive officers of Regional is set forth in Part III of Regional’s Annual Report on Form 10-K for the year ended December 31, 2024 (the “Regional Annual Report”), which information may be updated by Regional from time to time in subsequent filings with the SEC. Information about the directors and executive officers of SunLink is set forth in Part III of SunLink’s Amendment No. 1 to Annual Report on Form 10-K/A for the fiscal year ended June 30, 2024, which information may be updated by SunLink from time to time in subsequent filings with the SEC. Additional information about the interests of those participants and other persons who may be deemed participants in the transaction may also be obtained by reading the joint proxy statement/prospectus relating to the proposed merger. Free copies of this document may be obtained as described above.

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Exchange Act. Such forward-looking statements can often, but not always, be identified by the use of words like “believe”, “continue”, “pattern”, “estimate”, “project”, “intend”, “anticipate”, “expect” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “might”, “can”, “may”, or similar expressions. These forward-looking statements include, but are not limited to, statements relating to the expected timing and benefits of the proposed merger between Regional and SunLink, including statements of Regional’s goals, intentions and expectations; statements regarding Regional’s business plan and growth strategies; and statements regarding the Third Unsolicited Offer.

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These forward-looking statements are subject to significant risks, assumptions and uncertainties that may cause results to differ materially from those set forth in forward-looking statements, including, among other things:

●	the risk that the businesses of Regional and SunLink will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected;

●	expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected timeframe;
●	revenues following the merger may be lower than expected;
●	customer, vendor and employee relationships and business operations may be disrupted by the merger;
●	the ability to obtain required regulatory approvals or the approvals of Regional’s or SunLink’s shareholders, and the ability to complete the merger on the expected timeframe;
●	the costs and effects of litigation and the possible unexpected or adverse outcomes of such litigation;
●	the ability of Regional and SunLink to meet the initial or continued listing requirements or rules of the NYSE American LLC or the OTCQB, as applicable, and to maintain the listing or trading, as applicable, of securities thereon;
●	possible changes in economic and business conditions;
●	the impacts of epidemics, pandemics or other infectious disease outbreaks;
●	the existence or exacerbation of general geopolitical instability and uncertainty;
●	possible changes in monetary and fiscal policies, and laws and regulations;
●	competitive factors in the healthcare industry;
●	Regional’s dependence on the operating success of its operators;
●	the amount of, and Regional’s ability to service, its indebtedness;
●	covenants in Regional’s debt agreements that may restrict its ability to make investments, incur additional indebtedness and refinance indebtedness on favorable terms;
●	the effect of increasing healthcare regulation and enforcement on Regional’s operators and the dependence of Regional’s operators on reimbursement from governmental and other third-party payors;
●	the relatively illiquid nature of real estate investments;
●	the impact of litigation and rising insurance costs on the business of Regional’s operators;
●	the effect of Regional’s operators declaring bankruptcy, becoming insolvent or failing to pay rent as due;
●	the ability of any of Regional’s operators in bankruptcy to reject unexpired lease obligations and to impede its ability to collect unpaid rent or interest during the pendency of a bankruptcy proceeding and retain security deposits for the debtor’s obligations;
●	Regional’s ability to find replacement operators and the impact of unforeseen costs in acquiring new properties; and
●	other risks and factors identified in (i) Regional’s cautionary language included under the headings “Statement Regarding Forward-Looking Statements” and “Risk Factors” in the Regional Annual Report, and other documents subsequently filed by Regional with the SEC and (ii) SunLink’s cautionary language included under the headings “Forward-Looking Statements” and “Risk Factors” in SunLink’s Annual Report on Form 10-K for the year ended June 30, 2024, and other documents subsequently filed by SunLink with the SEC.

Neither Regional nor SunLink undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this Current Report on Form 8-K. In addition, Regional’s and SunLink’s past results of operations do not necessarily indicate either of their anticipated future results, whether the merger is effectuated or not.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

REGIONAL HEALTH PROPERTIES, INC.

Date: July 25, 2025	/s/ Brent Morrison
Brent Morrison
Chief Executive Officer and President

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